

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

<u>Via E-Mail</u>
Mr. Perry Leopold
Chief Executive Officer
North Bay Resources Inc
PO Box 162
Skippack, PA 19474

>   **Re: North Bay Resources Inc**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
>   **Filed November 9, 2012**
>   **Response dated December 5, 2012**
>   **File No. 000-54213**

Dear Mr. Leopold:

We have reviewed your response and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Notes to Unaudited Financial Statements, page 14
Note 7 – Property, Plant, Equipment and Mineral Claim Assets, page 21

1.   We have considered your response to our prior comment and are not in a position to agree with your capitalization of the enumerated expenditures. In this regard, we note from your response that the costs incurred were necessary to create a safe work environment to support your efforts to find potential minable mineral deposits. As such, these expenditures appear to be incurred for exploration and evaluation activities which, consistent with your accounting policy, should be expensed as incurred. Unless the expenditures were incurred for assets that have alternative future uses or salvage values equal to (or greater than) the capitalized amounts, there does not appear to be support for

their capitalization or an indication that they are not impaired. Please revise, or tell us why you continue to believe no modification is necessary.

You may contact James Giugliano at (202) 551-3319, or Brian Bhandari at (202) 551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining